Coconut Palm Acquisition Corp.
595 South Federal Highway, Suite 500
Boca Raton, FL 33432
March 16, 2007
VIA EDGAR
Securities and Exchange Commission
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:	Coconut Palm Acquisition Corp. Registration Statement on Form S-4 File No. 333-137386
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Coconut Palm Acquisition Corp. (the “Company”) requests the acceleration of effectiveness of the Registration Statement referenced so that such Registration Statement becomes effective as of 1:00 p.m. on Friday, March 16, 2007, or as soon as possible thereafter.
     In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:
     (1) Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (2) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (3) The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely, Coconut Palm Acquisition Corp.
/s/ Robert C. Farenhem
Robert C. Farenhem
Vice President and Chief Financial Officer